(212) 318-6906
michaelzuppone@paulhastings.com

July 12, 2006	58278.00002
VIA EDGAR AND BY COURIER
Ms. Jennifer Gowetski
Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Crystal River Capital, Inc.
Registration Statement on Form S-11 (333-130256)
Registration Statement on Form S-11 (333-130257)
Ladies and Gentlemen:
On behalf of Crystal River Capital, Inc., a Maryland corporation (“Crystal River”), we are submitting three copies of Crystal River’s response to the Staff’s comments conveyed in its comment letter, dated May 30, 2006 (the “Comment Letter”).
This letter is submitted along with three copies of Amendment No. 3 to Crystal River’s Registration Statement on Form S-11 (File No. 333-130256) relating to the primary offering by Crystal River of up to $287,500,000 of its Common Stock, par value $0.001 per share (the “Primary Form S-11”). All three copies of Amendment No. 3 to the Primary Form S-11 (the “Amendment”) have been marked to show changes from Amendment No. 2 to the Primary Form S-11 as filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2006. The Amendment was transmitted for filing with the Commission via EDGAR on the date hereof.

Securities and Exchange Commission
July 12, 2006

Please note that simultaneously with this transmission, we are submitting to the Office of the Secretary of the Commission manual copies of a request for confidential treatment for portions of Exhibit 10.4 to the Amendment pursuant to Rule 406 of the Securities Act of 1933, as amended, with an unredacted copy of such exhibit. Accordingly, the portions for which Crystal River seeks confidential treatment have been redacted in this transmission and have been adequately marked to indicate both that the material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately with the Commission.
If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906 or my colleague, Jon Tyras, at (212) 318-6662.
Sincerely,
/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

cc:	Clifford E. Lai
Daniel S. Kim
Michael R. Rosella
Jon C. Tyras

Crystal River Capital, Inc.
Registration Statements on Form S-11
Memorandum of Crystal River Capital, Inc.’s Responses to
Comments of the Staff of the Commission Conveyed in a Letter Dated May 30, 2006
The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.
General
Comment 1. We note your response to comment 1. It appears from your response that you have identified Hyperion Brookfield as a “sponsor” for Guide 5 purposes. Please advise us whether Brookfield Asset Management is also a sponsor. In addition, please advise us of all programs sponsored by any sponsor and provide a brief description of the program. To the extent you have omitted information regarding a particular program, please advise us why.
Crystal River Capital, Inc., referred to herein as Crystal River, was formed in January 2005 by Hyperion Brookfield Asset Management, Inc. (f/k/a Hyperion Capital Management, Inc.), referred to herein as Hyperion Brookfield, and is managed by Hyperion Brookfield Crystal River Capital Advisors, LLC (f/k/a Hyperion Crystal River Capital Advisors, LLC), a wholly-owned subsidiary of Hyperion Brookfield formed by Hyperion Brookfield to serve as manager to Crystal River. On April 28, 2005, as noted on page 8 of the Amendment, an indirect wholly-owned subsidiary of Brookfield Asset Management Inc. (f/k/a Brascan Asset Management Inc.), referred to herein as Brookfield, acquired Hyperion Brookfield. Because this acquisition occurred after Crystal River’s January 2005 formation and the initial capitalization with the March 2005 private offering proceeds, Crystal River does not believe that Brookfield is a “sponsor” of Crystal River for purposes of Guide 5.
Hyperion Brookfield, a registered investment advisor, was founded in 1989. As of March 31, 2006, Hyperion Brookfield employs approximately 85 professionals and provides investment management services to institutional clients and mutual funds through the management of core fixed income portfolios as well as separately managed portfolios of RMBS, CMBS and ABS. As of March 31, 2006, Hyperion Brookfield and its affiliates managed approximately $19.3 billion in assets for more than 80 institutional clients (including Crystal River), four closed-end registered investment companies, referred to herein as RICs, and three CDOs. Hyperion Brookfield’s four closed-end investment companies are The Hyperion Strategic Bond Fund (“HSB”), The Hyperion Strategic Mortgage Income Fund (“HSM”), Hyperion Total Return Fund (“HTR”) and The Hyperion Collateralized Securities Fund (“HCS”). Crystal River does not view these RICs as previously sponsored direct participation programs within the meaning of Guide 5. As RICs, each of these four companies are limited in the amount of leverage that they may use by the Investment Company Act to 33-1/3% of net assets. Hyperion Brookfield generally manages these 4 RICs to incur leverage in an amount equal to 20-25% of net assets.

HSB’s primary investment objective is to provide high total return primarily from current income. HSB seeks to achieve such objective by investing primarily in “high-yielding” CMBS that are rated below-investment-grade or that are unrated. HSB employs leverage, generally up to 33 1/3% of total assets. HSB seeks to achieve its objective by investing, under normal circumstances, primarily in below investment grade CMBS secured by industrial and warehouse properties, office buildings, retail space and shopping malls, single and multifamily properties and cooperative apartments, hotels and motels, nursing homes, hospitals and senior living centers, mobile home parks, manufactured home communities, theaters, self-storage facilities, restaurants and convenience stores, RMBS and B Notes. HSB’s three-year and five-year annualized returns for the periods ended March 31, 2006 were 9.00% and 11.76%, respectively.
HSM (NYSE: HSM) is a diversified, closed-end mutual fund whose primary objective is to provide a high level of current income by investing primarily in MBS. Under normal market conditions, HSM attempts to invest at least 80% of its total assets in MBS, including Agency MBS, Non-Agency RMBS and CMBS, and may invest up to 20% of its total assets in U.S. Government securities, cash or other short term instruments. HSM’s primary investment objective is to provide a high level of current income by investing primarily in mortgage-backed securities that offer an attractive credit quality, yield and maturity. HSM’s secondary investment objective is to provide capital appreciation. HSM’s three-year annualized net asset value, or NAV, return for the period ended March 31, 2006 was 7.52%, compared to the market return for the same period of 4.81%.
HTR (NYSE: HTR) is a diversified closed-end investment company. HTR’s investment objective is to provide shareholders with a high total return, including short and long-term capital gains, and a high level of current income through the management of a portfolio of securities. HTR pursues this objective by investing and actively managing a portfolio consisting primarily of U.S. Treasury, MBS, ABS and High Yield Corporate securities. HTR’s primary investment objective is to provide a high total return by investing at least 60% of its total assets in MBS. The balance of HTR’s assets may be invested in lower rated, higher yielding securities. HTR’s three-year and five-year annualized NAV returns for the periods ended March 31, 2006 were 8.26% and 7.75%, respectively, compared to the market returns for the same periods of 8.92% and 9.67%, respectively.
HCS, a closed-end investment company, seeks to provide a high level of income by investing primarily in ABS and MBS. HCS attempts to invest a minimum of 80% of its total assets in investment-grade securities. HCS may employ leverage representing not more than 33 1/3% of total assets. HCS invests primarily in non-index ABS issues, most of which are floating-rate or otherwise exhibit low price sensitivity to changing interest rates. HCS’s two-year annualized return for the period ended March 31, 2006 was 9.15%.
Comment 2. We note your response to comment 2 that Crystal River believes that the awards were issued by Crystal River to the ultimate recipients in a coincidental pass-through grant entirely in compensatory circumstances consistent with the requirements of 701. Please provide us any documentation relating to the grant, including board minutes and/or resolutions and a form of the option and restricted stock award.

Attached hereto as Annex A is an excerpt from the minutes of a meeting of the Board of Directors of Crystal River dated February 23, 2005, relating to the initial awards to the Manager and the reallocation thereof to the ultimate recipients. Attached hereto as Annex B is the form stock option grant agreement. Attached hereto as Annex C is the form restricted stock award agreement. Attached hereto as Annex D is the form stock option award transfer agreement pursuant to which the Manager transferred portions of the stock option award to individuals. Attached hereto as Annex E is the form restricted stock award transfer agreement pursuant to which the Manager transferred portions of the restricted stock award to individuals.
Cover Page
Comment 3. Please include a cover page risk factor that discusses your lack of an operating history. In addition, please expand your first cover page risk factor to specifically reference conflicts relating to management fees. Refer to the fifth and sixth bullets on page 5.
Crystal River has revised the cover page of the prospectus to include a risk factor discussing its lack of an operating history. In addition, Crystal River has expanded the first risk factor on the cover page of the prospectus to specifically reference conflicts relating to management fees. See the cover page of the prospectus contained in the Amendment.
Prospectus Summary, page 1
Our Company, page 1
Comment 4. Please revise footnote 1 to the table on page 3 as the reference to “Mezzanine/B Notes” no longer ties to the table.
Crystal River has revised footnote 1 to the table on page 3 and footnote 1 to the table on page 102 to correct the reference. See pages 3 and 102 of the Amendment.
Management Agreement, page 11
Comment 5. We note your response to comment no. 16 and your disclosure on page 79 that there are no contractual limitations on your obligations to reimburse the Manager and that the Manager may incur such expenses without any additional approval of your board of directions. Please revise to include this information in your summary.
Crystal River has revised the discussion of its Management Agreement in the “Prospectus Summary” section to indicate that there are no contractual limitations on Crystal River’s obligations to reimburse the Manager and that the Manager may incur such expenses without any additional approval of Crystal River’s board of directors. See page 13 of the Amendment.

Risk Factors, page 19
Risks Related to Our Business and Investment Strategy, page 19
We will be required to comply with Section 404 of Sarbanes-Oxley..., page 31
Comment 6. We note that you expect to incur significant expenses in 2007 in your efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Please expand your disclosure to quantify ‘significant.’
Crystal River has revised the last sentence in the first paragraph of the captioned risk factor to indicate that the ‘significant’ expenses are estimated to exceed $500,000 through 2007. See page 32 of the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation of MBS and ABS, pages 70-71
Comment 7. Your disclosure on page F-20 suggests that you determined that certain securities were other than temporarily impaired due to a change in your intent to hold such securities until recovery. Since this determination involves considerable judgment please enhance your disclosure to provide a discussion of the factors and indicators considered by management in determining your intent to hold a security to allow sufficient time for anticipated recovery. Please provide this discussion as it relates to your policy in evaluating other than temporary impairments as well as the recorded impairment related to your decision to sell the nine Agency ARMS securities referred to on page F-20.
At December 31, 2005, Crystal River’s overall intent was to replace lower-coupon Agency ARMS with higher yielding securities. In evaluating which securities were to be sold, Crystal River considered (i) the length of the time to reset (Crystal River was interested in selling Agency ARMS that were 5/1 hybrid adjustable rate securities), (ii) securities whose value had declined by more than an immaterial amount, and (iii) securities that could be replaced with a security carrying a higher coupon rate.
In the December 2005 analysis, Crystal River set as cut-off thresholds (i) 45 months remaining to rate reset, (ii) market price declines in excess of 1.50%, and (iii) securities bearing a coupon rate under 4.80%. These criteria were established based on the Manager’s review of the Crystal River asset portfolio and its determination that these criteria provided a pool of securities to be sold that would produce an acceptable proportionate increase in income yield for the portfolio. Two mitigating factors that Crystal River considered in the evaluation of the foregoing criteria were whether a security was subject to a reverse repurchase agreement with a sufficiently distant settlement date that would preclude such a sale in the near term (for practical, hedging and economic reasons) and whether Crystal River agreed with the quoted market value for such securities.

Based on the foregoing parameters, Crystal River identified nine individual securities that were determined to be impaired under the guidance provided by SFAS 115. Under the guidance provided by SFAS 115, a security is impaired when its fair value is less than its amortized cost and Crystal River has specifically identified that such security is probable of being sold. Through March 31, 2006, Crystal River had sold five of the nine Agency ARMS, realizing a loss of approximately $0.9 million on the sale during the three months ended March 31, 2006. Through June 2006, Crystal River has sold three of the four remaining impaired Agency ARMS.
Crystal River has revised the discussion regarding its accounting policies with respect to the valuation of its ABS and MBS to incorporate the above discussion. See page 76 of the Amendment.
Hedging Instruments, page 76
Comment 8. Please provide additional disclosure as to why you enter into credit default swaps. The relevant credit default risk may not be clear. In addition, it may not be clear whether you are buying or selling the credit default risk.
The third paragraph under the “Hedging Instruments” section has been replaced with the following disclosure:
“As of March 31, 2006, we had engaged in credit default swaps, or CDS, in order to add credit exposure synthetically (by writing protection) that we were not able to access in the cash market. The current CDS holdings offered a more attractive leveraged return than the underlying cash instruments.
While so far we have only taken synthetic long positions (by writing protection) we may find it attractive to hedge our credit exposure by entering into synthetic short positions (by buying protection) at some point in the future.
As of March 31, 2006, we were a party to 11 credit default swaps with maturities ranging from February 2035 to July 2043 with a notional par amount of $105.0 million. At March 31, 2006, the unrealized gain on credit default swap contracts was $1.1 million due to an increase in the creditworthiness of the underlying securities.”
See pages 82-83 of the Amendment.
Contractual Obligations and Commitments, page 81
Comment 9. We note your disclosure of the amount at risk associated with the securities which provide collateral for your repurchase agreement liabilities. Please also disclose the additional amount at risk associated with the requirement to maintain additional collateral where the market value of your pledged collateral declines. For instance, we note from your disclosure on page F-22, that you were required to provide additional collateral of $18.5 million at December 31, 2005.
Crystal River has revised the disclosure of the amount at risk associated with the securities which provide collateral for its repurchase agreement liabilities to clarify that such amount at risk includes the restricted cash balances used to provide additional collateral for such liabilities and to include such restricted cash as a component of the assets pledged as security. See page 89 of the Amendment.
Hyperion Capital’s Historical Performance, page 110
Comment 10. Please include an introduction that describes Hyperion Brookfield’s investment management experience, including the public funds that it advises. Please advise us how you determined what types of investment performance for which to provide performance data. In addition, please advise us why you excluded any historical performance data for those investment classes that are currently held by Crystal River.
Crystal River has revised the discussion of Hyperion Brookfield’s Historical Performance to include an introduction that describes Hyperion Brookfield’s investment management experience, including the four closed-end funds that it advises. See page 118 of the Amendment.
Crystal River provided performance data for all of the investment strategies employed by Hyperion Brookfield for its clients other than Crystal River that overlap with portions of Crystal River’s stated investment guidelines. The disclosure on page 119 of the Amendment has been revised to clarify the rationale for disclosing investment performance data for the High Yield CMBS and Enhanced MBS strategies. The disclosure accompanying the High Yield CMBS table clarifies that the table reflects the performance of the sole account exclusively invested in that strategy in accordance with the Global Investment Performance Standards (formerly the AIMR Standards). The disclosure accompanying the Enhanced MBS table clarifies that the table reflects the performance of all of the accounts exclusively invested in that strategy. Hyperion Brookfield does not employ any other investment strategies that overlap with any other portion of Crystal River’s stated investment guidelines.
Comment 11. Please revise the disclosure to clearly tie the investment classes for which performance data is provided to the investment classes described on page 94. For example, it is not clear which Crystal River investment classes fall into the category of “Enhanced MBS.” In addition, please clarify whether any Crystal River results are included in the tables.
Crystal River has revised the disclosure in the introduction to the performance tables on pages 119-121 of the Amendment to indicate which Crystal River investment classes fall into the category of “Enhanced MBS.” See page 119 of the Amendment. Crystal River has revised note 3 to each of the Hyperion Brookfield High Yield CMBS Composite table and the Hyperion Brookfield Enhanced MBS Composite table to indicate that results for Crystal River are not included in the tables. See pages 120-121 of the Amendment.

Comment 12. We note your response to comment 20 that the data relates to only 9% of Hyperion Brookfield’s AUM. However, we are unable to locate such disclosure in the prospectus. Please advise or revise.
The disclosure responsive to comment 20, which has been updated to discuss Crystal River’s March 31, 2006 investment portfolio and Hyperion Brookfield’s March 31, 2006 AUM, indicates that the data relates to 16% of Hyperion Brookfield’s AUM and approximately 29.5% of Crystal River’s investment portfolio (or 81.7% of its investment portfolio of assets not invested in Agency ARMS). See page 118 of the Amendment.
Our Financing Strategy, page 115
Term Financing—CDOs, page 118
Comment 13. Please disclose the sales price of the loans sold to the CDO vehicle.
Crystal River has revised the discussion of its CDO 2005-1 financing to indicate that the sale price of the RMBS, CMBS and other assets sold to the CDO vehicle was approximately $377.9 million. See page 127 of the Amendment.
Index to Consolidated Financial Statements, page F-1
Comment 14. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
Crystal River has added financial statements as of and for the three months ended March 31, 2006 in accordance with the requirements of Rule 3-12 of Regulation S-X. See page F-1 and pages F-34 through F-68 of the Amendment.

ANNEX A
EXCERPT FROM MINUTES OF THE FEBRUARY 23, 2005 MEETING OF THE
BOARD OF DIRECTORS OF
CRYSTAL RIVER CAPITAL, INC.
Approval of 2005 Long Term Incentive Plan and Approval of Initial Awards to Manager
Mr. Zuppone described the 2005 Long Term Incentive Plan and described the initial awards to be given to the Manager as set forth in the Offering Memorandum. The Directors discussed the process by which the grant of 84,000 shares and the option to purchase 126,000 shares can be reallocated to employees of Hyperion Capital and Brascan. The Directors requested Mr. Lai inform the Board once the Manager had determined all of the proposed reallocations. Upon motion duly made and seconded, the Directors unanimously:
RESOLVED, that the Corporation’s equity incentive program (the “2005 Long Term Incentive Plan”), substantially in the form circulated to the Board of Directors in advance of the meeting providing for the issuance of such number of shares of Common Stock that is equal to 10% of the total number of shares of Common Stock sold in the Offering, including upon exercise of the Initial Purchasers Option (the “2005 LTIP Shares”), is hereby authorized and approved, and the Authorized Officers be, and each of them with full authority to act without the others is, hereby authorized and directed to prepare the final form of the plan, with such changes necessary for compliance and other purposes as such Authorized Officers, or any of them, shall approve, such approval to be conclusively evidenced by the submission of the plan into the minutes of the Board of Directors; and it was further
RESOLVED, that the Authorized Officers be, and each of them with full authority to act without the others is, hereby authorized and directed to submit the 2005 Long Term Incentive Plan to the stockholders of the Corporation for their approval thereof; and it was further
RESOLVED, that the Authorized Officers of the Corporation be, and each of them with full authority to act without the others is, hereby authorized and directed to cause the Corporation to perform and fulfill the Corporation’s agreements, undertakings and obligations contained in the 2005 Long Term Incentive Plan; and it was further
RESOLVED, that, subject to the terms of the 2005 Long Term Incentive Plan, the Corporation shall be and is authorized to offer and issue the 2005 LTIP Shares, as determined by the Board of Directors or the Committee (as defined in the 2005 Long Term Incentive Plan) pursuant to the 2005 Long Term Incentive Plan; and it was further
RESOLVED, that the 2005 LTIP Shares, upon their issuance in accordance with the 2005 Long Term Incentive Plan, shall be and become duly authorized and validly issued shares of capital stock of the Corporation, and the 2005 LTIP Shares, upon the payment of the consideration therefor, when, as and if required pursuant to the 2005 Long Term Incentive Plan and any related award agreement entered into in connection therewith, shall be and become fully paid and non-assessable shares of stock of the Corporation; and it was further
RESOLVED, that, with respect to the issuance of the 2005 LTIP Shares, the amount of $0.001 per share shall be credited to the capital account of the Corporation and the remainder of the value attributable to such shares for accounting purposes shall be credited to the paid-in surplus account of the Corporation; and it was further
RESOLVED, that the Authorized Officers be, and each of them with full authority to act without the others is, hereby authorized in the name and on behalf of the Corporation under its corporate seal or otherwise, to take any and all action as may be necessary to effectuate the issuance of the 2005 LTIP Shares in accordance with the MGCL and the 2005 Long Term Incentive Plan; and it was further
RESOLVED, that, pursuant to the 2005 Long Term Incentive Plan, awards in respect of the award of 84,000 shares of restricted Common Stock (to be increased to up to 96,600 shares if and to the extent the Initial Purchasers Option is exercised) (the “Manager Restricted Shares”) and the award of a stock option to purchase 126,000 shares of Common Stock (to be increased up to 144,900 shares if and to the extent the Initial Purchasers exercise their option to purchase additional shares) (the “Manager Option”), with such vesting and other terms as set forth in the Management Agreement and the Offering Memorandum, are hereby authorized for issuance to the Manager; and it was further
RESOLVED, that the Authorized Officers are authorized and directed to prepare forms of award agreements in respect of the Manager Restricted Shares and the Manager Option in consultation with counsel and such Authorized Officers be, and each of them with full authority to act without the others is, hereby authorized, empowered and directed, in the name of the Corporation, to execute and deliver such agreements with the Manager, in the form as such Authorized Officers, or any of them, shall approve, such approval to be conclusively evidenced by the execution and delivery thereof; and it was further
RESOLVED, that the Authorized Officers of the Corporation be, and each of them with full authority to act without the others is, hereby authorized and directed, in the name and on behalf of the Corporation, to make all such arrangements and to do and perform any and all acts as may be appropriate or necessary in order to implement fully the foregoing resolutions, including, without limitation, execution and delivery of any and all papers, agreements, documents, instruments and certificates as may be appropriate or necessary, and that the making of any such arrangements, the performance of any such acts and the execution, filing and/or delivery, as applicable, by such Authorized Officers of any such papers, agreements, documents, instruments and certificates shall conclusively establish the authority of such Authorized Officers with respect thereto; and it was further
RESOLVED, that all actions previously taken by any Authorized Officer, representative or agent of the Corporation or any of its affiliates, in the name or on behalf of the Corporation in connection with the matters contemplated by the foregoing resolutions be, and each of the same hereby is, adopted, ratified, confirmed and approved in all respects as the act and deed of the Corporation.

ANNEX B
FORM STOCK OPTION GRANT AGREEMENT
CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN

Stock Option Award Agreement

Award No.
You (the “Participant”) are hereby awarded the following stock option (the “Option”) to purchase Common Stock of Crystal River Capital, Inc. (“the “Company”), subject to the terms and conditions set forth in this Stock Option Award Agreement (this “Award Agreement”) and in the Crystal River Capital, Inc. 2005 Long Term Incentive (the “Plan”), which is attached hereto as Exhibit A. You should carefully review these documents, and consult with your personal financial advisor, in order to fully understand the implications of this Award, including your tax alternatives and their consequences.
Terms in this Award Agreement that begin with initial capital letters have the meaning set forth in the Plan, unless otherwise provided in this Award Agreement.
By executing this Award Agreement, you agree to be bound by all of the Plan’s terms and conditions as if they had been set out verbatim in this Award Agreement. In addition, you recognize and agree that all determinations, interpretations, or other actions respecting the Plan and this Award Agreement will be made by the Board of Directors (the “Board”) of Crystal River Capital, Inc. or the Committee pursuant to Section 4 of the Plan, and that such determinations, interpretations or other actions are (unless arbitrary and capricious) final, conclusive and binding upon all parties, including you, your heirs, and representatives.
1. Variable Terms. This Option shall be controlled by and interpreted according to the following terms, subject to the provisions of the Plan in all instances:

Name of Participant:

Type of Stock Option: [Incentive/Non-Incentive] Stock Option.

Number of Shares subject to Option:

Option Exercise Price per Share:	$

Grant Date of Option:

Expiration Date:	[10] years after Grant Date of Option.

Vesting Schedule:	You will vest in the right to exercise this Option in [equal] installments at the rate of on each of , and ; subject in each case to acceleration as provided in the

Plan, to the stockholder approval condition set forth in Section 5 below, and to your Continuous Service (or that of a transferee to the extent provided under Section 7 below) not ending before the vesting date.
2. Term of Option. The term of the Option will expire at 5:00 p.m. (E.D.T. or E.S.T., as applicable) on the Expiration Date.
3. Manner of Exercise. The Option shall be exercised in the manner set forth in the Plan. The amount of Shares for which the Option may be exercised is cumulative; that is, if you fail to exercise the Option for all of the Shares vested under the Option during any period set forth above, then any Shares subject to the Option that are not exercised during such period may be exercised during any subsequent period, until the expiration or termination of the Option pursuant to Sections 2 and 4 of this Award Agreement and the terms of the Plan. Fractional Shares may not be purchased.
4. Termination of Continuous Service. If your Continuous Service with the Company is terminated for any reason, this Option shall terminate on the date on which you cease to have any right to exercise the Option pursuant to the terms and conditions set forth in Section 6 of the Plan.
5. Stockholder Approval Condition. Notwithstanding anything to the contrary contained herein or in the Plan and pursuant to Section 20 of the Plan, this Award is expressly conditioned on the Plan being approved by the stockholders of the Company. Accordingly, you may not exercise this Option until such approval has been obtained, and this Award shall become null, void, and of no force or effect if such approval is not received within the period set forth in Section 20 of the Plan.
6. Designation of Beneficiary. Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Award Agreement, you may expressly designate a beneficiary (the “Beneficiary”) to your interest in the Option awarded hereby. You shall designate the Beneficiary by completing and executing a designation of beneficiary agreement substantially in the form attached hereto as Exhibit B (the “Designation of Beneficiary”) and delivering an executed copy of the Designation of Beneficiary to the Company. You may, at any time, change or revoke such designation. A Beneficiary designation, or revocation of a prior Beneficiary designation, shall be effective only if it is made in writing on a form provided by the Company, signed by you and received by the Company. If you do not designate a Beneficiary or the Beneficiary dies prior to the exercise of the Option, your interest in (including the right to exercise) the Option shall become part of your estate.
7. Transfer. This Award Agreement may not be sold, pledged, or otherwise transferred without the prior written consent of the Committee.
8. Notices. Any notice, payment or communication required or permitted to be given by any provision of this Award Agreement shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed as follows: (i) if to the Company, at the address set forth on the signature page, to the attention of: Board of Directors of Crystal River Capital, Inc.; (ii) if to Participant, at the address set forth below his or her signature on the signature page hereto. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices to such party hereunder. Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date such notice is received or properly mailed.

2

9. Binding Effect. Except as otherwise provided in this Award Agreement or in the Plan, every covenant, term, and provision of this Award Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.
10. Modifications. This Award Agreement may be modified as follows: (i) to accelerate the rate at which this Award Agreement may be exercised (including, without limitation, permitting the Award Agreement to be exercised in full without regard to its installment or vesting provisions or to whether the Award Agreement is at the time exercisable) to the extent it has not previously been exercised, (ii) to accelerate the vesting of the Award Agreement, (iii) to extend or renew the Award Agreement, or (iv) to accept the cancellation of the Award Agreement to the extent not previously exercised either for the granting of a new Award Agreement or for other consideration in substitution or replacement hereof.
11. Headings. Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.
12. Severability. Every provision of this Award Agreement and of the Plan is intended to be severable. If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Award Agreement.
13. Governing Law. This Award Agreement shall be interpreted, administered and otherwise subject to the laws of the State of New York (disregarding choice-of-law provisions). Any suit with respect to the Award Agreement will be brought in the federal or state courts in the districts which include New York City, New York, and you agree and submit to the personal jurisdiction and venue thereof.
14. Counterparts. This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
< signature page follows >

3

     BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that the Option is awarded under and governed by the terms and conditions of this Award Agreement and the Plan.

CRYSTAL RIVER CAPITAL, INC.

By:

Name:
A duly authorized Director or Officer

Address:
The undersigned hereby accepts the terms of this Award Agreement and the Plan.

Participant:	[PARTICIPANT	NAME]

Signature:

Address:

4

CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN
Exhibit A
Plan Document

5

CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN
Exhibit B
Designation of Beneficiary
     In connection with the STOCK OPTION AWARD AGREEMENT (the “Award Agreement”) entered into on                     , 20___between Crystal River Capital, Inc. (the “Company”) and                     , an individual residing at                      (the “Participant”), the Participant hereby designates the person specified below as the beneficiary of the Participant’s interest in a stock option to purchase                      shares of Common Stock (as defined in the Award Agreement) of the Company awarded pursuant to the Award Agreement. This designation shall remain in effect until revoked in writing by the Participant.

Name of Beneficiary:

Address:

Social Security No.:

     The Participant understands that this designation operates to entitle the above-named beneficiary to the rights conferred by the Award Agreement from the date this form is delivered to the Company until such date as this designation is revoked in writing by the Participant, including by delivery to the Company of a written designation of beneficiary executed by the Participant on a later date.

Date:

By:

[Participant Name]
Sworn to before me this
___day of                     , 20___

Notary Public

County of

State of

ANNEX C
FORM RESTRICTED STOCK AWARD AGREEMENT
CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN

Restricted Stock Award Agreement

Award No.
You are hereby awarded Restricted Stock subject to the terms and conditions set forth in this Restricted Stock Award Agreement (this “Award Agreement”), and in the Crystal River Capital, Inc. 2005 Long Term Incentive Plan (the “Plan”), which is attached hereto as Exhibit A. You should carefully review these documents, and consult with your personal financial advisor, in order to fully understand the implications of this Award, including your tax alternatives and their consequences.
Terms in this Award Agreement that begin with initial capital letters have the meaning set forth in the Plan, unless otherwise provided in this Award Agreement.
By executing this Award Agreement, you agree to be bound by all of the Plan’s terms and conditions as if they had been set out verbatim in this Award Agreement. In addition, you recognize and agree that all determinations, interpretations, or other actions respecting the Plan and this Award Agreement will be made by the Board of Directors (the “Board”) of Crystal River Capital, Inc. or the Committee pursuant to Section 4 of the Plan, and that such determinations, interpretations or other actions are (unless arbitrary and capricious) final, conclusive and binding upon all parties, including you, your heirs, and representatives.
1. Specific Terms. Your Restricted Stock has the following terms:

Name of Participant
Number of Shares Subject to Award	Shares (the “Restricted Stock”).

Purchase Price per Share (if applicable)

Award Date

Vesting	Your Restricted Stock shall vest in installments at the rate of on each of , , and ; subject in each case to acceleration as provided in the Plan, to the stockholder approval condition set forth in Section 7 below, and to your Continuous Service (or that of a transferee to the extent provided under Section 9 below) not ending before the vesting date.

Transfer of Award	You may transfer your Restricted Stock only pursuant to Section 9 below.

2. Unvested Shares. You are reflected as the owner of record of the Restricted Stock subject to this Award on the Company’s books and records and you may exercise any voting rights as a stockholder of the Company unless and to the extent any Shares are forfeited. The Company will hold the stock certificate for safekeeping until the Restricted Stock subject to this Award becomes vested and nonforfeitable. You must deliver to the Company, as soon as practicable after the Award Date, a stock power, endorsed in blank, with respect to the Restricted Stock subject to this Award. If you forfeit any Restricted Stock subject to this Award, the stock power will be used to return the certificates for the forfeited Restricted Stock to the Company’s transfer agent for cancellation. As the owner of record of the Restricted Stock subject to this Award, you are entitled to all rights of a stockholder of the Company, including the right to vote the Restricted Stock and the right to payment of any cash dividends or other distributions (including those paid in stock) declared or paid following the Award Date and to the extent paid in stock, such stock shall be subject to the same restrictions contained in Section 1, subject in each case to the treatment of the Award upon termination of Continuous Service before the particular record date for determining stockholders of record entitled to payment of the dividend or distribution.
3. Investment Purposes. You acknowledge that you are acquiring your Restricted Stock for investment purposes only and without any present intention of selling or distributing them in violation of the Securities Act of 1933.
4. Issuance of Restricted Stock. All Shares subject to this Award will be issued as of the Award Date, but the stock certificates evidencing the Restricted Stock will include the following legend that will remain in place and effective until all vesting restrictions lapse and new certificates are issued pursuant to Section 5 below:
“The sale or other transfer of the Shares represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain vesting, forfeiture, and transfer restrictions set forth in the Crystal River Capital, Inc. 2005 Long Term Incentive Plan, in the rules and administrative procedures adopted pursuant to such Plan, and in a related Restricted Stock Award Agreement. A copy of the Plan, such rules and procedures, and such Award Agreement may be obtained from the Secretary of Crystal River Capital, Inc.”
5. Lapse of Vesting Restrictions. As vesting restrictions lapse, the Company shall cause certificates for Shares subject to this Award that have vested to be delivered to you, with such legends and restrictions that the Committee determines to be appropriate. New Certificates shall not be delivered to you unless you have made arrangements satisfactory to the Committee to satisfy tax-withholding obligations.
6. Section 83(b) Election Notice. If you make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the Shares underlying your Restricted Stock Award (a “Section 83(b) election”), you agree to provide a copy of such election to the Company within 10 days after filing that election with the Internal Revenue Service. Exhibit B contains a suggested form of Section 83(b) election.
7. Stockholder Approval Condition. Notwithstanding anything to the contrary contained herein or in the Plan and pursuant to Section 20 of the Plan, this Award is expressly conditioned on the Plan being approved by the stockholders of the Company. Accordingly, no Shares shall be delivered hereunder until such approval has been obtained, and this Award shall become null, void, and of no force or effect if such approval is not received within the period set forth in Section 20 of the Plan.

2

8. Designation of Beneficiary. Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Award Agreement, you may expressly designate a beneficiary (the “Beneficiary”) to your interest, if any, in the Restricted Stock awarded hereby. You shall designate the Beneficiary by completing and executing a designation of beneficiary agreement substantially in the form attached hereto as Exhibit C (the “Designation of Beneficiary”) and delivering an executed copy of the Designation of Beneficiary to the Company. You may, at any time, change or revoke such designation. A Beneficiary designation, or revocation of a prior Beneficiary designation, shall be effective only if it is made in writing on a form provided by the Company, signed by you and received by the Company. If you do not designate a Beneficiary or the Beneficiary dies prior to having received all Shares due under the Award, such Shares shall be paid to your estate.
9. Transfer. This Award Agreement may not be sold, pledged, or otherwise transferred without the prior written consent of the Committee.
10. Notices. Any notice, payment or communication required or permitted to be given by any provision of this Award Agreement shall be in writing and shall be delivered personally or sent by certified mail, return receipt requested, addressed as follows: (i) if to the Company, at the address set forth on the signature page, to the attention of: Board of Directors of Crystal River Capital, Inc.; (ii) if to you, at the address set forth below your signature on the signature page. Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Award Agreement. Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.
11. Binding Effect. Except as otherwise provided in this Award Agreement or in the Plan, every covenant, term, and provision of this Award Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.
12. Modifications. This Award Agreement may be modified or amended at any time by the Committee, provided that your consent must be obtained for any modification that adversely alters or impairs any rights or obligations under this Award Agreement, unless there is an express Plan provision permitting the Committee to act unilaterally to make the modification.
13. Headings. Section and other headings contained in this Award Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Award Agreement or any provision hereof.
14. Severability. Every provision of this Award Agreement and of the Plan is intended to be severable. If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Award Agreement.
15. Governing Law. This Award Agreement shall be interpreted, administered and otherwise subject to the laws of the State of New York (disregarding any choice-of-law provisions). Any suit with respect to the Award will be brought in the federal or state courts in the districts which include New York City, New York, and you agree and submit to the personal jurisdiction and venue thereof.
16. Income Taxes and Deferral. You are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with this Award (including any taxes arising under Section 409A of the Code), and the Company shall not have any obligation to indemnify or

3

otherwise hold you harmless from any or all of such taxes. The Administrator shall have the discretion to unilaterally modify your Award in a manner that (i) conforms with the requirements of Section 409A of the Code, (ii) that voids any Participant election to the extent it would violate Section 409A of the Code, and (iii) for any distribution election that would violate Section 409A of the Code, to make distributions pursuant to the Award at the earliest to occur of a distribution event that is allowable under Section 409A of the Code or any distribution event that is both allowable under Section 409A of the Code and is elected by the Participant, subject to any second election to defer, provided that the Administrator permits second elections to defer in accordance with Section 409A(a)(4)(C) of the Code. The Administrator shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and your Award.
17. Counterparts. This Award Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute the same instrument.
< signature page follows >

4

          BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that the Restricted Stock is awarded under and governed by the terms and conditions of this Award Agreement and the Plan.

CRYSTAL RIVER CAPITAL, INC.

By:

Name:

A duly authorized Director or Officer

Address:

     The undersigned hereby accepts the terms of this Award Agreement and the Plan.
     Participant:     [PARTICIPANT NAME]

Signature:

Address:

5

CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN
Exhibit A
Plan Document

CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN
Exhibit B
Section 83(b) Election Form
Attached is an Internal Revenue Code Section 83(b) Election Form. IF YOU WISH TO MAKE A SECTION 83(B) ELECTION, YOU MUST DO SO WITHIN 30 DAYS AFTER THE DATE THE SHARES OF RESTRICTED STOCK COVERED BY THE ELECTION WERE TRANSFERRED TO YOU. In order to make the election, you must completely fill out the attached form and file one copy with the Internal Revenue Service office where you file your tax return. In addition, one copy of the statement also must be submitted with your income tax return for the taxable year in which you make this election. Finally, you also must submit a copy of the election form to the Company within 10 days after filing that election with the Internal Revenue Service. A Section 83(b) election normally cannot be revoked.

CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN

Election to Include Value of Restricted Stock in Gross Income
in Year of Transfer Under Internal Revenue Code Section 83(b)

     Pursuant to Section 83(b) of the Internal Revenue Code, I hereby elect within 30 days after receiving the property described herein to be taxed immediately on its value specified in item 5 below.
1.	My General Information:

Name:

Address:

S.S.N. or T.I.N.:

2.	Description of the property with respect to which I am making this election:
                                         shares of                       Restricted Stock of Crystal River Capital, Inc.
3.	The Restricted Stock was transferred to me on ___, 20___. This election relates to the 20___ calendar taxable year.

4.	The Restricted Stock is subject to the following restrictions:
The shares of Restricted Stock are forfeitable until they are earned in accordance with Section 8 of the Crystal River Capital, Inc. 2005 Long Term Incentive Plan (“Plan”), the Restricted Stock Award Agreement (“Award Agreement”), or other Award Agreement or Plan provisions. The Restricted Stock generally is not transferable until my interest becomes vested and non-forfeitable, pursuant to the Award Agreement and the Plan.
5.	Fair market value:
The fair market value at the time of transfer (determined without regard to any restrictions other than restrictions which by their terms never will lapse) of the Restricted Stock with respect to which I am making this election is $  per share.

6.	Amount paid for Restricted Stock:
The amount I paid for the Restricted Stock is $  per share.
7.	Furnishing statement to employer:
A copy of this statement has been furnished to my employer,                                         . If the transferor of the Restricted Stock is not my employer, that entity also has been furnished with a copy of this statement.
8.	Award Agreement or Plan not affected:
Nothing contained herein shall be held to change any of the terms or conditions of the Award Agreement or the Plan.
Dated:                      ___, 20___.

Taxpayer

CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN
Exhibit C
Designation of Beneficiary
     In connection with the RESTRICTED STOCK AWARD AGREEMENT (the “Award Agreement”) entered into on ___, 20___between Crystal River Capital, Inc. (the “Company”) and ___, an individual residing at ___(the “Participant”), the Participant hereby designates the person specified below as the beneficiary of the Recipient’s interest in Restricted Stock (as defined in the 2005 Long Term Incentive Plan of the Company awarded pursuant to the Award Agreement. This designation shall remain in effect until revoked in writing by the Recipient.

Name of Beneficiary:

Address:

Social Security No.:

     The Participant understands that this designation operates to entitle the above-named beneficiary to the rights conferred by the Award Agreement from the date this form is delivered to the Company until such date as this designation is revoked in writing by the Participant, including by delivery to the Company of a written designation of beneficiary executed by the Participant on a later date.

Date:

By:
[Participant’s Name]
Sworn to before me this
___day of                     , 20___

Notary Public
County of
State of

ANNEX D
FORM STOCK OPTION AWARD TRANSFER AGREEMENT
CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN
Transfer of Option Award by Manager
     OPTION TRANSFER AGREEMENT, entered into this ___day of ___, 20___, by and between Hyperion Crystal River Capital Advisors, LLC (the “Manager”) and [TRANSFEREE] (the “Transferee”) with respect to the Manager’s stock option to purchase the number of Shares designated below pursuant to an Award Agreement dated March 15, 2005 between the Manager and Crystal River Capital, Inc. (the “Manager Stock Option Award Agreement”). Terms in this Option Transfer Agreement that begin with initial capital letters shall have the meaning set forth in the Crystal River Capital, Inc. 2005 Stock Incentive Plan (the “Plan”), unless otherwise provided in this Option Transfer Agreement.
     WHEREAS, the Manager has received an award of an Option to purchase 126,000 Shares pursuant to the Plan and the Manager Stock Option Award Agreement (the “Manager Option Award”), and the Transferee has received a copy of the Manager Stock Option Award Agreement; and
     WHEREAS, Section 12(b) of the Plan provides that “Any transferee of a Participant’s Awards or rights therein shall succeed to and be subject to all of the terms of the Plan and the Award Agreement (and any amendments thereto) governing the Award or rights therein so transferred.”; and
     WHEREAS, the Manager desires to make the transfer described below to the Transferee, and the Transferee desires to accept this transfer, on the understanding that the future performance, employment, and Continuous Service of the Transferee, and not the Manager, shall determine all rights of the Transferee with respect to the vesting and forfeiture of the Option rights transferred pursuant to Section 1 below.
     NOW THEREFORE, the UNDERSIGNED agree as follows, effective immediately:
     1. Consideration and Transfer of Property. In consideration of the agreements, conditions, and covenants set forth in this Option Transfer Agreement (the legal sufficiency of which the parties hereby acknowledge), the Manager hereby transfers to the Transferee an Option, which shall be a Non-ISO, to purchase ___ Shares (the “Transferred Option”) pursuant to the terms and conditions of the Manager Option Award, whereupon the Transferee shall succeed to and be subject to all other terms of the Plan (and any amendments thereto) and the Manager Option Award governing the Transferred Option.
     2. Substitute Award Agreement. The Transferee shall on the date hereof enter into the Stock Option Award Agreement with the Company in the form attached hereto as Exhibit I, whereupon this Option Transfer Agreement and the Manager Stock Option Award Agreement with respect to the Transferred Option shall terminate and shall thereafter be without any further legal force and effect.
     3. Binding Effect. Except as otherwise provided in this Option Transfer Agreement or in the Plan, every covenant, term, and provision of this Option Transfer Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.
     4. Modifications. This Option Transfer Agreement may be modified or amended at any time by the Committee, provided that your consent must be obtained for any modification that adversely alters or impairs any rights or obligations under this Option Transfer Agreement, unless there is an express Plan provision permitting the Committee to act unilaterally to make the modification.
     5. Headings. Headings shall be ignored in interpreting this Option Transfer Agreement.
     6. Severability. Every provision of this Option Transfer Agreement and the Plan is intended to be severable, and any illegal or invalid term shall not affect the validity or legality of the remaining terms.
     7. Governing Law. This Option Transfer Agreement shall be interpreted, administered and otherwise subject to the laws of the State of New York (disregarding any choice-of-law provisions).
     8. Counterparts. This Option Transfer Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute the same instrument.

BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Manager agree that the Transferred Option is awarded under and governed by the terms and conditions of this Option Transfer Agreement and the Plan.
                    “MANAGER”

HYPERION CRYSTAL RIVER CAPITAL ADVISORS, LLC

By:

Name:
A duly authorized Officer
The undersigned hereby accepts the terms of this Option Transfer Agreement and the Plan.
                    “TRANSFEREE”

Signature:

Printed Name:	[TRANSFEREE]

Address:

ANNEX E
FORM RESTRICTED STOCK AWARD TRANSFER AGREEMENT
CRYSTAL RIVER CAPITAL, INC.
2005 LONG TERM INCENTIVE PLAN
Transfer of Restricted Stock Award by Manager
     TRANSFER AGREEMENT, entered into this ___ day of ___, 20___, by and between Hyperion Crystal River Capital Advisors, LLC (the “Manager”) and [TRANSFEREE] (the “Transferee”) with respect to the number of Shares designated below that the Manager received pursuant to an Award Agreement dated March 15, 2005 between the Manager and Crystal River Capital, Inc. (the “Manager Restricted Stock Award Agreement”). Terms in this Transfer Agreement that begin with initial capital letters shall have the meaning set forth in the Crystal River Capital, Inc. 2005 Long Term Incentive Plan (the “Plan”), unless otherwise provided in this Transfer Agreement.
     WHEREAS, the Manager has received an award of 84,000 shares of Restricted Stock pursuant to the Plan and the Manager Restricted Stock Award Agreement (the “Manager Award”), and the Transferee has received a copy of the Manager Restricted Stock Award Agreement; and
     WHEREAS, Section 12(b) of the Plan provides that “Any transferee of a Participant’s Awards or rights therein shall succeed to and be subject to all of the terms of the Plan and the Award Agreement (and any amendments thereto) governing the Award or rights therein so transferred.”; and
     WHEREAS, the Manager desires to make the transfer described below to the Transferee, and the Transferee desires to accept this transfer, on the understanding that the future performance, employment, and Continuous Service of the Transferee, and not the Manager, shall determine all rights of the Transferee with respect to the vesting and forfeiture of the Restricted Stock transferred pursuant to Section 1 below.
     NOW THEREFORE, the UNDERSIGNED agree as follows, effective immediately:
     1. Consideration and Transfer of Property. In consideration of the agreements, conditions, and covenants set forth in this Transfer Agreement (the legal sufficiency of which the parties hereby acknowledge), the Manager hereby transfers to the Transferee ___ Shares subject to the Manager Award (the “Transferred Shares”), whereupon the transferee shall succeed to and be subject to all other terms of the Plan (and any amendments thereto) and the Manager Award governing the Transferred Shares.
     2. Substitute Award Agreement. On the date hereof, the Transferee shall enter into with the Company, the Restricted Stock Award Agreement in the form attached hereto as Exhibit I, whereupon this Transfer Agreement and the Manager Restricted Stock Award Agreement with respect to the Transferred Shares shall terminate and shall thereafter be without any further legal force and effect.

     3. Binding Effect. Except as otherwise provided in this Transfer Agreement or in the Plan, every covenant, term, and provision of this Transfer Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.
     4. Modifications. This Transfer Agreement may be modified or amended at any time by the Committee, provided that your consent must be obtained for any modification that adversely alters or impairs any rights or obligations under this Transfer Agreement, unless there is an express Plan provision permitting the Committee to act unilaterally to make the modification.
     5. Headings. Headings shall be ignored in interpreting this Transfer Agreement.
     6. Severability. Every provision of this Transfer Agreement and the Plan is intended to be severable, and any illegal or invalid term shall not affect the validity or legality of the remaining terms.
     7. Governing Law. This Transfer Agreement shall be interpreted, administered and otherwise subject to the laws of the State of New York (disregarding any choice-of-law provisions).
     8. Counterparts. This Transfer Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute the same instrument.

BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Manager agree that the Transferred Shares are awarded under and governed by the terms and conditions of this Transfer Agreement and the Plan.
                    “MANAGER”

HYPERION CRYSTAL RIVER CAPITAL ADVISORS, LLC

By:

Name:
A duly authorized Officer
The undersigned hereby accepts the terms of this Transfer Agreement and the Plan.
                    “TRANSFEREE”

Signature:

Printed Name:

Address: